     As filed with the Securities and Exchange Commission on July 24, 1996
                                                      Registration No. 333-3598

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ______________________________

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ______________________________

                               PARAGON GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              MARYLAND                                    75-2540957
   (STATE OR OTHER JURISDICTION OF                     (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                                7557 RAMBLER ROAD
                                   SUITE 1200
                              DALLAS, TEXAS  75231
                                 (214) 891-2000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                WILLIAM R. COOPER
                               PARAGON GROUP, INC.
                                7557 RAMBLER ROAD
                                   SUITE 1200
                              DALLAS, TEXAS  75231
                                 (202) 891-2000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)
                         ______________________________

                                   COPIES TO:
                             J. WARREN GORRELL, JR.
                                 DAVID W. BONSER
                             HOGAN & HARTSON L.L.P.
                                 COLUMBIA SQUARE
                           555 THIRTEENTH STREET, N.W.
                          WASHINGTON, D.C.  20004-1109

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement and from time to time as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                       CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                PROPOSED
                                                                        PROPOSED MAXIMUM         MAXIMUM
            TITLE OF EACH CLASS OF                 AMOUNT TO BE        AGGREGATE PRICE PER      AGGREGATE             AMOUNT OF
          SECURITIES TO BE REGISTERED               REGISTERED              SHARE (1)         OFFERING PRICE       REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.01 par value . . . . . . . .       5,021,193               $17.25             $86,615,579         $29,687 (2)
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low reported sales prices on the New York Stock Exchange on April 11, 1996.

(2)  Previously paid.


     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              CROSS REFERENCE SHEET

     ITEM NUMBERED CAPTION                          LOCATION OR HEADING IN PROSPECTUS
     ---------------------                          ---------------------------------
1.   Forepart of Registration Statement and         Outside Front Cover Page
     Outside Front Cover Page of Prospectus


2.   Inside Front and Outside Back Cover            Inside Front Cover Page and Outside
     Pages of Prospectus                            Back Cover Page of Prospectus


3.   Summary Information, Risk Factors              Outside Front Cover Page and Prospectus
     and Ratio of Earnings to Fixed Charges         Summary


4.   Use of Proceeds                                *


5.   Determination of Offering Price                *


6.   Dilution                                       *


7.   Selling Security Holders                       Selling Stockholders


8.   Plan of Distribution                           Plan of Distribution


9.   Description of Securities to be Registered     *


10.  Interest of Named Experts and Counsel          Experts and Legal Matters


11.  Material Changes                               The Company--Recent Developments


12.  Incorporation of Certain Information           Incorporation of Certain Documents
     by Reference                                   by Reference


13.  Disclosure of Commission Position on           *
     Indemnification for Securities Act
     Liabilities

______________________
* Item inapplicable or answer thereto is negative.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED JULY 24, 1996

PROSPECTUS
- ----------
                                5,021,193 SHARES

                               PARAGON GROUP, INC.

                                  COMMON STOCK
                         ______________________________

     This Prospectus relates to the offer and sale from time to time by certain holders (the "Selling Stockholders") of up to 5,021,193 shares (the "Offered Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Paragon Group, Inc., a Maryland corporation (the "Company"). Three Selling Stockholders, owning 1,372,647 Offered Shares in the aggregate, received their Offered Shares in connection with the formation of the Company and one Selling Stockholder, owning 94,118 Offered Shares, received its Offered Shares upon its redemption of units of limited partnership interest in Paragon Group L.P. ("Units") in December 1995. The remaining 3,554,428 Offered Shares may be issued by the Company to Selling Stockholders holding up to 3,554,428 Units, if and to the extent that such Selling Stockholders redeem their Units and the Company issues them Common Stock in exchange therefor. The Company is registering the Offered Shares as required under the terms of certain agreements between the Company and the Selling Stockholders. The registration of the Offered Shares does not necessarily mean that any of the Offered Shares will be offered or sold by the Selling Stockholders. The Company will receive no part of the proceeds of any sales of the Offered Shares, but will incur certain expenses in connection with the offering. See "Selling Stockholders" and "Plan of Distribution."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PAO." To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT"), ownership by any person is limited to 9.8% of the lesser of the number or value of outstanding shares of Common Stock, with certain exceptions. The closing sale price of the Common Stock as reported by the NYSE on April 11, 1996 was $17.25 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE OFFERED SHARES.

                         ______________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THE PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ______________________________

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                         ______________________________

     The Selling Stockholders may from time to time offer and sell all or a portion of the Offered Shares in transactions on the NYSE, in the over-the-counter market, on any other national securities exchange on which the Common Stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The Offered Shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. To the extent required, the names of any agents or broker-dealers and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in this Prospectus under the caption "Plan of Distribution" or any accompanying Prospectus Supplement. Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of the Offered Shares to be made directly or through agents. The Selling Stockholders and any agents or broker-dealers participating in the distribution of the Offered Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of Offered Shares by the Selling Stockholders and any commissions received by any such agents or broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act.
                         ______________________________

            THE DATE OF THIS PROSPECTUS IS __________ ___, 1996.

     AS USED HEREIN, THE TERM "COMPANY" INCLUDES PARAGON GROUP, INC. AND/OR ITS DIRECT AND INDIRECT SUBSIDIARIES AND AFFILIATES, INCLUDING PARAGON GROUP L.P. (THE "OPERATING PARTNERSHIP"), PARAGON GROUP GP HOLDINGS, INC. ("PARAGON GP HOLDINGS"), PARAGON GROUP LP HOLDINGS, INC. ("PARAGON LP HOLDINGS") AND PARAGON RESIDENTIAL SERVICES, INC. ("PRSI"), UNLESS THE CONTEXT INDICATES OTHERWISE.

                                   THE COMPANY
GENERAL

     The Company is A fully integrated, diversified real estate investment trust headquartered in Dallas, Texas focused on the operation, development and acquisition of multifamily residential communities in its key markets in the Southwest, Midwest, Carolina and Florida markets. The Company is a self-administered and self-managed real estate investment trust ("REIT") that, as of June 30, 1996, owned (either directly or through interests in other entities) interests in 61 completed properties -- 55 multifamily residential communities (the "Residential Properties") and four office buildings and two shopping centers (the "Commercial Properties") located in six states, with five additional multifamily residential communities, totaling 1,404 residential units, currently under construction (collectively, the "Properties"). The Residential Properties contain 15,334 apartment units and the Commercial Properties contain approximately 1,000,000 rentable square feet. In addition, as of June 30, 1996, the Company, through PRSI, managed 82 multifamily residential communities (including the Residential Properties) located across the United States, totaling approximately 21,583 apartment units.


     The Company and its affiliates succeeded in July 1994 to substantially all of the interests of Paragon Group, Inc., a Texas corporation ("Paragon"), and certain others in the Properties and to Paragon's property services businesses and consummated an initial public offering (the "Initial Offering"). Paragon began its business activities in 1967 (through a predecessor entity) as a developer and manager of multifamily residential communities in the midwest and southwest regions of the United States. It expanded its geographic focus to include ownership and management of properties in the southeast and mid-atlantic regions in 1972 and added west coast operations in 1981. Over the last 26 years, Paragon expanded its residential and commercial property holdings primarily through development, and also through acquisitions of individual or multi-product, multi-market portfolios of properties owned and/or developed by others, and evolved into one of the largest developers, owners and managers of multifamily residential and commercial real estate in the United States.


     The Company's principal executive offices are located at 7557 Rambler Road, Suite 1200, Dallas, Texas 75231, and its telephone number is (214) 891-2000. The Company is a Maryland corporation that was incorporated on March 23, 1994. The Company and its affiliates employed over 800 persons as of June 30, 1996.


ORGANIZATIONAL STRUCTURE

     The Company conducts substantially all of its business through the Operating Partnership, which the Company controls through its wholly owned subsidiaries, Paragon GP Holdings, the sole general partner of and the holder of a 1.0% general partner interest in the Operating Partnership, and Paragon LP Holdings, the holder of 79.1% of the units of limited partnership interest ("Units") in the Operating Partnership as of June 30, 1996. The other limited partners of the Operating Partnership include entities controlled by the Company's executive officers and other prior owners of interests in the Properties and other assets owned by the Operating Partnership. As sole general partner, Paragon GP Holdings has the exclusive power to manage and conduct the business of the Operating Partnership. The Company's interests in the Operating Partnership (through Paragon GP

Holdings and Paragon LP Holdings) entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to its percentage interest therein.


     The Company's residential property services business is conducted by PRSI, an affiliate in which the Operating Partnership owns a 95% economic interest by virtue of owning 1,880 shares of nonvoting common stock and one share of voting common stock. The remaining 99 shares of voting common stock, which represent a 5% economic interest, are owned by a partnership controlled by certain current and former executive officers of the Company. As discussed below under "Recent Developments," as of June 30, 1996, PRSI succeeded to the residential property services business of Paragon Group Property Services, Inc. ("PGPSI").


RECENT DEVELOPMENTS


     SALE OF COMMERCIAL PROPERTY SERVICES BUSINESS. As of June 30, 1996, the Company sold its economic interest in the commercial property services business which previously had been conducted by PGPSI ("Paragon Commercial") to Insignia Financial Group Inc. for initial cash consideration of approximately $18.2 million. The acquisition price may be adjusted upward or downward depending on the future revenue performance of Paragon Commercial. This transaction does not include the sale of any residential or commercial real estate assets owned by the Company. PRSI will continue the Company's residential property services business and will provide all residential property service functions previously provided by PGPSI, including property management, leasing, development, acquisition and disposition for its owned residential communities as well as for affiliated and third party residential owners.

     CAREIT JOINT VENTURE. On April 1, 1996, the Company entered into a joint venture with Careit Investments Limited Partnership ("Careit"), an affiliate of Caisse de depot et placement du Quebec, to acquire, develop and operate selected multifamily residential properties in markets in which the Company operates. The Company and Careit each have committed up to $22.5 million for investment in the joint venture corporation, which will be operated so as to permit its qualification as a REIT for Federal income tax purposes. The Company and Careit each effectively will own an approximately 45% interest and a number of private investors will own the remaining 10% interest in the joint venture. In connection with the formation of the joint venture, the Company and Careit each invested approximately $7.9 million in connection with the joint venture's acquisition from the Company of three properties: (i) Overlook, formerly known as The Phoenix, a 220-unit multifamily residential complex in Charlotte, North Carolina; (ii) Highpoint, a 708-unit multifamily residential complex in Dallas, Texas; and (iii) Brassfield Park, a 336-unit multifamily residential complex under development in Greensboro, North Carolina. The Company will record the initial contribution of these properties at their net carrying value, which was approximately $14.4 million (net book value of $40.0 million subject to existing indebtedness of $25.6 million) on March 31, 1996. The Company will account for its investment in the joint venture using the equity method of accounting. Additional investments by Paragon and Careit will be made from time to time when and if additional property acquisition or development opportunities are approved for acquisition or development.



                               USE OF PROCEEDS

     The Company will not receive any of the proceeds from sales of the Offered Shares by the Selling Stockholders. All costs and expenses incurred in connection with the registration under the Securities Act of the offering made hereby will be paid by the Company, other than any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Stockholders and stock transfer and other taxes attributable to the sale of the Offered Shares, which will be paid by the Selling Stockholders.

                               RISK FACTORS

     Prospective investors should carefully consider, among other factors, the matters described below.

REAL ESTATE INVESTMENT RISKS

     GENERAL RISKS. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate and the Company's ability to service debt depend in large part on the amount of income generated, expenses incurred and capital expenditures required. The Company's income and ability to make distributions to its stockholders is dependent upon the ability of its properties to generate income in excess of its requirements to meet operating expenses, including debt service and capital expenditures. The Company's income from multifamily residential or commercial properties may be adversely affected by a number of factors, including the general economic climate, local real estate conditions, such as an oversupply of, or a reduction in demand for, apartments, retail space or office space in the area, the attractiveness of the properties to tenants, the quality and philosophy of management, competition from comparable properties, inability to collect rent from tenants or residents, the effects of any bankruptcies of major tenants in retail or office properties, changes in market rental rates, the need to periodically repair, renovate and relet space and to pay the costs thereof, and increases in operating costs due to inflation and other factors (including increased real estate taxes), which increases may not necessarily be passed fully through to tenants and residents. In addition, income from properties and real estate values also are affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. Certain significant expenditures associated with each equity investment in a property (such as mortgage payments, if any, real estate taxes and maintenance costs) also are generally not reduced when circumstances cause a reduction in income from the property. If any of the above occurred, the Company's ability to make expected distributions to stockholders could be adversely affected.

     DEBT FINANCING. The Company is subject to the risks normally associated with debt financing, including the risk that the Company will generate insufficient funds to meet required payments of principal and interest, the risk of rising interest rates on the Company's floating rate debt, the risk that the Company will not be able to repay or refinance existing indebtedness on the Properties at maturity (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Since the Company anticipates that very little of the principal of such indebtedness will be amortized prior to maturity and the Company does not expect to have sufficient funds on hand to repay all of such indebtedness at maturity, it may be necessary for the Company to refinance such debt either through additional debt financings secured by individual properties or groups of properties, by unsecured private or public debt offerings or additional equity offerings. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company's interest expenses would increase, which would adversely affect the Company's funds from operations from operations and the level of or ability to make distributions to stockholders. If the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company could be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Company and could adversely affect the cash flow available for distribution. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to generate funds to cover debt service, the mortgage securing the property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to the Company.

     COMPETITION. All of the Properties are located in developed areas that include other apartment communities, office buildings and retail centers. The number of competitive apartment communities, office buildings and retail centers in a particular area could have a material effect on the Company's ability to lease apartment units or commercial space at the Properties or at any newly developed or acquired properties and on the rents charged. The Company may be competing with others that have greater resources than the Company. In particular, the Company will compete with other REITs currently in its markets.

     AMERICANS WITH DISABILITIES ACT. The Properties and any newly developed or acquired properties must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. The Company believes that it is in substantial compliance with the ADA and that it will not be required to make substantial capital expenditures to address the requirements of the ADA. However, compliance with the ADA could require removal of structural barriers to handicapped access in certain public areas of the Company's properties where such removal is readily achievable. Noncompliance with the ADA could result in imposition of fines or awards of damages to private litigants. The Company took into account an estimate of funds required to make any changes required by the ADA in determining the appropriate level of reserves and the expected level of distributions and believes that such costs can be covered by funds from operations from operations and established reserves without any material adverse effect on the Company's financial conditions or results of operations. If required changes involve a greater expenditure than the Company currently anticipates, or if the changes must be made on a more accelerated schedule than the Company anticipates, the Company's ability to make expected distributions to stockholders could be adversely affected. The Company believes that its competitors face similar costs of complying with the requirements of the ADA.

     POSSIBLE ENVIRONMENTAL LIABILITIES. Under various Federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. As of the date hereof, the Company has not been notified by any governmental authority of any material non-compliance, liability or other claim in connection with any of the Properties and the Company is not aware of any other environmental condition with respect to any of the Properties that could be material. No assurance, however, can be given that no prior owner created any material environmental condition not known to the Company, that no material environmental condition with respect to any Property has occurred during the Company's ownership thereof, or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability.

CONFLICTS OF INTEREST

     OWNERSHIP OF UNITS. Certain members of the Company's Board of Directors and executive officers own Units in the Operating Partnership and, thus, may have interests that conflict with those of stockholders with respect to business decisions affecting the Company and the Operating Partnership. In particular, a holder of Units may suffer different and/or more adverse tax consequences than the Company upon the sale or refinancing of some of the Properties as a result of unrealized gain attributable to certain Properties. These Unit holders and the Company, therefore, may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of Properties. Although the Company (through Paragon GP Holdings), as the sole general partner of the Operating Partnership, generally has authority as to whether and on what terms to sell or refinance the Properties, these Unit holders might seek to influence the Company not to sell or refinance the Properties, even though such a sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance a Property with a higher level of debt than would be in the best interests of the Company.

     INTERESTS IN OTHER PROPERTIES. Certain members of the Company's Board of Directors and executive officers own interests in a number of joint ventures or partnerships that have third-party partners or participating lenders and other real property partnerships (most of which own commercial properties) that were not contributed to the Company in connection with its formation because such transfer was restricted or the cash flow or capital structure of the properties to which such interests relate was inconsistent with the Company's investment objectives. In some cases, one or more members of the Company's Board of Directors or executive officers remains general partner of the partnership owning the property, and therefore has certain management and fiduciary obligations to that partnership that may conflict with such person's responsibilities as an officer or director of the Company and may adversely affect the Company's operations. Such directors and officers have agreed that, subject to existing contractual arrangements with partners, they will not sell any of these interests without first offering such interests to the Company while such persons are employed by the Company.


     PRSI CONFLICTS. PRSI provides management services (including property, asset and partnership management services) to residential properties owned by entities affiliated with certain members of the Company's Board of Directors and executive officers but which are not owned by the Company. Contracts relating to these services were not negotiated on an arm's-length basis. Although the Company believes that the management and other fees charged by PRSI to these persons are not below current market rates, there is no assurance that these management fees will equal at all times those fees that would be charged by an unaffiliated third party.


DEVELOPMENT AND ACQUISITION RISKS

     The Company intends to continue development of new multifamily, retail, office and industrial properties and acquisitions of existing multifamily, retail, office and industrial properties when it believes that such development or acquisition is consistent with the business strategies of the Company. New project development is subject to a number of risks, including construction delays or cost overruns that may increase project costs, financing risks as described above, the failure to meet anticipated occupancy or rent levels, failure to receive required zoning, occupancy and other governmental permits and authorizations and changes in applicable zoning and land use laws, which may result in the incurrence of development costs in connection with projects that are not pursued to completion. In addition, because the Company must distribute 95% of its taxable income in order to maintain its qualification as a REIT, the Company anticipates that new developments and acquisitions will be financed primarily through lines of credit or other forms of secured or unsecured construction financing. If permanent debt or equity financing is not available on acceptable terms to refinance such new developments or acquisitions are undertaken without permanent financing, further development activities or acquisitions may be curtailed or cash available for distribution to stockholders may be adversely affected. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment. See "--Real Estate Investment Risks" above.


PROPERTY SERVICES RISKS; CONTROL OF PRSI

     GENERAL RISKS. The Company is subject to the risks associated with its residential property services business. These risks include the risk that management contracts or service agreements with third-party owners will be lost to competitors, that contracts will not be renewed upon expiration or will not be renewed on terms consistent with current terms, that the rental revenues upon which service fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties serviced by the Company, resulting in decreased service fee income, and that leasing activity generally may decline. In particular, revenues from the Company's residential property services business are largely dependent on contracts that generally are terminable by either party upon 30 days' notice for any reason. There can be no assurance that a substantial number of management contracts will not be terminated by clients. These developments could adversely affect the ability of the Company to make expected distributions to stockholders.

     LACK OF CONTROL OVER PRSI. In order to maintain the Company's qualification as a REIT while realizing income from the Company's third-party residential management business, the capital stock of PRSI (which conducts the Company's third-party residential property services business) is divided into two classes. Voting common stock, representing 5.05% of the total equity of PRSI, is held 99% by Paragon Management Partners L.P., a partnership among certain current and former executive officers of the Company, and 1% by the Company. Nonvoting common stock, representing 94.95% of the total equity of PRSI, is held entirely by the Operating Partnership. Paragon Management Partners L.P., as holder of 99% of the voting common stock, has the ability to elect the board of directors of PRSI.
Consequently, the Company is unable to influence the day-to-day decisions of such entity. As a result, the board of directors of PRSI may implement business policies or decisions that would not have been implemented by persons controlled by the Company and that are adverse to the interests of the Company, which could adversely impact the Company's net operating income and funds from operations from operations.


CHANGES IN POLICIES

     The major policies of the Company, including its policies with respect to development, acquisitions, financing, growth, operations, debt capitalization and distributions, will be determined by its Board of Directors. Although it has no present intention to do so, the Board of Directors may amend or revise these and other policies from time to time without a vote of the shareholders of the Company. A change in these policies could adversely affect the Company's financial condition, results of operations, funds available for distributions to stockholders or the market price of the Common Stock. The Company cannot change its policy of seeking to maintain its qualification as a REIT without the approval of the stockholders of the Company.

CERTAIN TAX RISKS

     TAX LIABILITIES AS A CONSEQUENCE OF THE FAILURE TO QUALIFY AS A REIT. The Company believes that it has operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ending December 31, 1994, and intends to continue to so operate. No assurance can be given, however, that the Company has so qualified or will be able to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions as to which there are only limited judicial and administrative interpretations. Certain facts and circumstances that may be wholly or partially beyond the Company's control may affect its ability to qualify or to continue to qualify as a REIT. In addition, no assurance can be given that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the Federal income tax consequences of such qualification.

     If the Company fails to qualify as a REIT, it will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax incurred in such event would significantly reduce the cash flow available for distribution to stockholders. See "Federal Income Tax Considerations--Taxation of the Company."

     REIT DISTRIBUTION REQUIREMENTS AND POTENTIAL IMPACT OF BORROWINGS. To obtain the favorable tax treatment associated with qualifying as a REIT under the Code, the Company generally is required each year to distribute to its stockholders at least 95% of its net taxable income. See "Federal Income Tax Considerations--Taxation of the Company (Annual Distribution Requirements)." The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if then prevailing market conditions were not generally favorable for such borrowings. In the event that the Company were for any reason unable to borrow such funds, the Company could fail to continue to qualify as a REIT.


     OTHER TAX LIABILITIES. Even if the Company qualifies as a REIT, it will be subject to certain Federal, state and local taxes on its income and property. See "Federal Income Tax Considerations--Taxation of the Company," "--Other Tax Considerations (PRSI)" and "--Other Tax Considerations (State and Local Taxes; Texas Franchise Tax)." In particular, the Company will derive a portion of its operating cash flow from activities of PRSI, which is subject to Federal, state and local income tax. In addition, either the Internal Revenue Service (the "IRS"), the State of Texas or other state tax authorities might contend, through audit or examination procedures or as the result of legislative or regulatory changes, that the Company is subject to additional Federal or state income or franchise taxes.


LIMITS ON CONTROL AND FIDUCIARY DUTIES WITH RESPECT TO
PROPERTIES IN WHICH THE COMPANY HOLDS PARTIAL INTERESTS

     With respect to certain Properties, the Company has invested through a joint venture or partnership in which the Company has consent rights with respect to major decisions affecting that Property. The Company also owns partial interests in a number of the Properties through ownership of a general partner interest or a limited partner interest combined with a controlling general partner interest in the partnerships that own these Properties. Although the Operating Partnership has sole control of major decisions relating to most of these partially owned Properties (including decisions regarding sale, refinancing and the timing and amount of distributions therefrom), the Operating Partnership will have certain fiduciary responsibilities to the other partners in those partnerships that it will need to consider when making decisions that affect those Properties. The foregoing may result in decisions with respect to such Properties that do not fully reflect the interests of the Company at such time, including decisions relating to the standards that the Company is required to satisfy in order to maintain its status as a REIT for tax purposes.

COMMON STOCK PRICE FLUCTUATIONS AND TRADING VOLUME; SHARES AVAILABLE FOR FUTURE SALE

     A number of factors may adversely influence the price of the Company's Common Stock in the public markets, many of which are beyond the control of the Company. These factors include possible increases in market interest rates, which may lead purchasers of shares of Common Stock to demand a higher annual yield from distributions by the Company in relation to the price paid for Common Stock, and the relatively low daily trading volume of REITs in general, including the Common Stock. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, also could adversely affect prevailing market prices for shares. The Company also may issue shares of Common Stock upon redemption of Units issued in connection with the formation of the Company, subsequent acquisitions or options granted to employees of the Company. No prediction can be made about the effect that any such factors will have on the market prices of shares of Common Stock.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

     Certain provisions of the Company's Articles of Incorporation, as amended (the "Charter"), and Bylaws and of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company, even if such a change in control were in the stockholders' interests. These provisions include limits on ownership of the Company's capital stock, staggered terms of the Company's directors, and the ability of the Board of Directors to authorize the issuance of preferred stock.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

     In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding capital stock of the Company may be owned, directly or constructively under the applicable attribution rules of the Internal Revenue Code of 1986, as amended (the "Code"), by five or fewer individuals (as defined in the Code to include certain entities) during the last half of the taxable year (other than the first taxable year the Company qualifies as a REIT). In order to protect the Company from the risk of losing its REIT status due to a concentration of ownership among its stockholders, the Company has limited ownership of the issued and outstanding capital stock by any single stockholder to 9.8% of the outstanding shares. The Board of Directors could waive this restriction if it were satisfied, based upon a ruling from the Internal Revenue Service ("IRS") or an opinion of counsel satisfactory to it, that ownership in excess of this limit would not jeopardize the Company's status as a REIT and the Board of Directors otherwise decided such action would be in the best interests of the Company. A transfer of shares to a person who, as a result of the transfer, violates the ownership limit will be void. Shares acquired or transferred in breach of the limitation will be automatically exchanged for shares of a separate class of stock not entitled to vote or to participate in distributions ("Excess Stock"). In addition, ownership, either directly or constructively under the applicable attribution rules of the Code, of stock in excess of the ownership limit generally will result in the conversion of those shares into shares of Excess Stock. The Company will direct a holder of Excess Stock to sell such stock to the Company for the lesser of the price paid or the average closing price for the five trading days preceding the sale or to sell such stock to a person whose ownership of the stock does not violate the ownership limit.

                      FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following discussion is a description of certain Federal income tax considerations to the Company and holders of Common Stock. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of Federal income taxation that may be relevant to a prospective holder in light of its particular circumstances or to certain types of holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this discussion, the term "Company" refers solely to Paragon Group, Inc., a Maryland corporation.

     EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE THE IMPACT OF SUCH PROSPECTIVE PURCHASER'S INDIVIDUAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY


     GENERAL. The Company has elected to be taxed as a REIT under sections 856 through 860 of the Code effective for its taxable year ending December
31, 1994. In the opinion of Hogan & Hartson L.L.P., which has acted as special tax counsel to the Company, the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable years ended December 31, 1994 and December 31, 1995, and the Company's current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of the Company, the Operating Partnership, Paragon GP Holdings, Paragon LP Holdings, PRSI and Paradim, Inc. and is conditioned upon certain factual representations made by the Company, the Operating Partnership, PRSI, and Paradim, Inc. as to certain relevant factual matters related to the organization, expected operation, and assets of the Company, the Operating Partnership, Paragon GP Holdings, Paragon LP Holdings, PRSI, and Paradim, Inc.

     Qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code, some of which are summarized below. Hogan & Hartson L.L.P. will not review the Company's compliance with these requirements on a continuing basis. No assurance can be given that the actual results of the operations of the Company, the Operating Partnership, Paragon GP Holdings, Paragon LP Holdings, PRSI, and Paradim, Inc., the sources of their income, the nature of their assets, the level of the Company's distributions to shareholders and the diversity of its share ownership for any given year will satisfy the requirements under the Code for qualification an taxation as a REIT.


     The following is a general summary of the Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on net income that it distributes currently to stockholders. However, the Company will be subject to Federal income tax on any income that it does not distribute and will be subject to Federal income tax in certain circumstances on certain types of income even though that income is distributed.

     REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest; (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company's Charter includes restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above.

     If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for Federal income tax purposes, and all assets, liabilities, and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and such items of the REIT itself. A "qualified REIT subsidiary" is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. Paragon GP Holdings and Paragon LP Holdings are "qualified REIT subsidiaries," and thus all of the assets (I.E., the general and limited partnership interests in the Operating Partnership), liabilities, and items of income, deduction and credit of Paragon GP Holdings and Paragon LP Holdings are treated as assets, liabilities, and items of income, deduction and credit of the Company. PRSI is not a "qualified REIT subsidiary."


     In addition, the Company's proportionate share of the assets, liabilities and items of gross income of the Operating Partnership (including the Operating Partnership's share of the assets, liabilities and gross income of partnerships, joint ventures or limited liability companies in which the Operating Partnership, either directly or indirectly, owns an interest (collectively, the "Subsidiary Partnerships")) will be treated as assets, liabilities and items of gross income of the Company for purposes of applying the requirements described herein, provided that the Operating Partnership and the Subsidiary Partnerships are treated as partnerships for Federal income tax purposes. See "--Other Tax Considerations (Effect of Tax Status of Operating Partnership and Other Partnerships on REIT Qualification)" below.

     INCOME TESTS. In order for the Company to maintain its qualification as a REIT, it must satisfy three gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from qualified types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.


     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions (related to the identity of the tenant, the computation of rent payable, and the nature of the property leased) are met. In addition, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered in connection with the rental of space for occupancy only" and are not otherwise considered "rendered to the occupant." PRSI, which is not an independent contractor, provides certain services with respect to the Properties, but, except as described below, the Company believes that the services provided by PRSI with respect to the Properties are "usually or customarily rendered in connection with the rental of space for occupancy only" in the geographic markets in which the Company operates and are not otherwise rendered to particular tenants, and therefore the provision of such services will not cause rents received with respect to the Properties to fail to qualify as rents from real property. In some limited cases, the Company provides maid service with respect to "corporate apartments" which may cause the rent from such apartments not to qualify as rents from real property, but the Company believes that the rent from such apartments does not exceed 1.5% of its total revenues. Any other services with respect to the Properties that the

Company believes may not be provided by the Company directly without jeopardizing the qualification of the Company as a REIT will be performed by "independent contractors."


     As described above, the Operating Partnership owns 1% of the voting common stock and 100% of the nonvoting common stock of PRSI and a note issued by PRSI. PRSI performs management, leasing and other property services for residential properties owned by third parties. The income earned by and taxed to PRSI would be nonqualifying income if earned by the Company through the Operating Partnership directly rather than through a separate corporation.
As a result of the corporate subsidiary structure, however, such income is earned by and taxed to PRSI and will be received by the Operating Partnership only indirectly as dividends and interest which qualify under the 95% gross income test (but not under the 75% gross income test). See "--Taxation of the Company (Asset Tests)" and "--Other Tax Considerations (PRSI)" below.


     If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, a tax would be imposed with respect to the "excess net income" attributable to failure to satisfy the 75% and 95% gross income tests.

     ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets:
(i) at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than interests in a partnership, securities of a "qualified REIT subsidiary" or securities of another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than interests in a partnership, securities of a qualified REIT subsidiary or another REIT).


     The Operating Partnership owns 1% of the voting common stock and 100% of the nonvoting common stock of PRSI. In addition, the Operating Partnership holds a note issued by PRSI. By virtue of its ownership of Units, the Company is considered to own its pro rata share of the assets of the Operating Partnership, including the securities of PRSI described above. The Operating Partnership will not own more than 10% of the voting stock of PRSI, and therefore the Company will not own more than 10% of the voting stock of PRSI. In addition, the Company and its senior management believe that the Company's pro rata share of the value of the securities of PRSI does not exceed (taking into account both the stock and the note of PRSI) 5% of the total value of the Company's assets. There can be no assurance, however, that the IRS might not contend either that the value of the securities of PRSI exceeds the 5% value limitation or that the nonvoting stock of PRSI owned by the Operating Partnership should be considered "voting stock" for this purpose.

     The 5% value requirement must be satisfied each time the Company increases its ownership of securities of PRSI (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their redemption rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership's overall interest in PRSI.


     The Operating Partnership owns common stock of a joint venture corporation formed to acquire and develop multifamily residential properties. The Company believes that, commencing with the taxable year ending December 31, 1996, the corporation will have been organized and operated in a manner to qualify for taxation as a REIT under sections 856 through 860 of the Code.

So long as the corporation qualifies for taxation as a REIT, the Company's investment will not be subject to the 5% value test or the 10% voting securities test described in (iii) above.

     ANNUAL DISTRIBUTION REQUIREMENTS. To qualify as a REIT, the Company generally must distribute to its stockholders at least 95% of its income each year. In addition, the Company will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates and also may be subject to a 4% excise tax on undistributed income in certain events.

     The Company believes that it has made, and expects to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements.
In that event, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends, even if then prevailing market conditions were not generally favorable for such borrowings.

     FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

     TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less), assuming the Common Stock is a capital asset in the hands of the stockholder.

     In general, a domestic stockholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the stockholder's adjusted basis of such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the stockholder has held such shares for more than one year. Loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

      Under certain circumstances, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid.

     TAXATION OF TAX-EXEMPT STOCKHOLDERS. The Company does not expect that distributions by the Company to a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise held or used in an unrelated trade or business of the tax-exempt entity.

     TAXATION OF NON-U.S. STOCKHOLDERS. The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% (unless reduced by a treaty) of the gross amount of the distribution. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to the extent that they do not exceed the adjusted basis of the Non-U.S. Stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock.
To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of his Common Stock as described below (in which case a Non-U.S. Stockholder also may be subject to a 30% branch profits tax if it is a foreign corporation). If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to domestic stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is or could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT," and, therefore, that the sale of Common Stock will not be subject to taxation under FIRPTA. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as domestic stockholders with respect to such gain (subject to applicable alternative minimum tax, possible 30% branch profits tax in the case of a corporation, and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Stock will be required to withhold and remit to the IRS 10% of the purchase price.

OTHER TAX CONSIDERATIONS


     EFFECT OF TAX STATUS OF THE OPERATING PARTNERSHIP AND OTHER PARTNERSHIPS ON REIT QUALIFICATION. All of the Company's investments are through the Operating Partnership, which in turn will hold interests in the Subsidiary Partnerships. This structure involves special tax considerations. The tax considerations include (i) the status of the Operating Partnership and the Subsidiary Partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes, (ii) the allocations of income and expense items of the Operating Partnership and the Subsidiary Partnerships, which could affect the computation of taxable income of the Company, and
(iii) the taking of actions by the Operating Partnership or the Subsidiary Partnerships that could adversely affect the Company's qualification as a REIT. The Company believes that the Operating Partnership and each of the Subsidiary Partnerships qualify for Federal income tax purposes as partnerships (and not as associations taxable as corporations). If, however, the Operating Partnership or any of the Subsidiary Partnerships were treated as an association taxable as a corporation, the Company would fail to qualify as a REIT because it would not satisfy the asset tests described above. The Partnership Agreement requires that the Operating Partnership be operated in a manner that will enable the Company to satisfy the requirements for classification as a REIT. There is no similar provision in the partnership agreements of the Subsidiary Partnerships. In this regard, the Company will control the operation of the Operating Partnership, and some but not all of the Subsidiary Partnerships.

     TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties and additional appreciated properties that have been contributed to the Operating Partnership since its formation). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The Partnership Agreement requires allocations of income, loss, gain and deduction with respect to the contributed Property be made in a manner consistent with the special rules in section 704(c) of the Code and the regulations thereunder, which allocations will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of section 704(c) of the Code may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale.
Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of their contribution to the Operating Partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale.



     PRSI. A substantial portion of the amounts to be used by the Operating Partnership to fund distributions to partners, including the Company, comes from PRSI, through payments on the note issued by PRSI and dividends on the non-voting common stock of PRSI held by the Operating Partnership. PRSI does not qualify as a REIT or a "qualified REIT subsidiary" and thus pays Federal, state and local income taxes on its net income at normal corporate rates. As a result of interest and amortization deductions, PRSI does not pay significant income taxes currently. There can be no assurance, however, that the IRS will not challenge these deductions. In any event, future increases in the income of PRSI inevitably will be subject to income tax. To the extent PRSI is required to pay Federal, state and local income taxes, the cash available for distribution to stockholders of the Company will be reduced accordingly.

     In addition, as described above, the value of the securities of PRSI held by the Company, through its interest in the Operating Partnership, cannot exceed 5% of the value of the Company's assets at a time when a partner exercises his redemption right (or the Company otherwise is considered to acquire additional securities of PRSI). See "--Taxation of the Company (Asset Tests)" above. This limitation may restrict the ability of PRSI to increase the size of its respective business unless the value of the assets of the Company is increasing at a commensurate rate.

     STATE AND LOCAL TAXES; TEXAS FRANCHISE TAX. The Company and its stockholders may be subject to state and local tax in various states and localities, including those states and localities in which it or they transact business, own property, or reside. The tax treatment of the Company and its stockholders in such jurisdictions may differ from the Federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Common Stock of the Company.

     In particular, the state of Texas imposes a franchise tax upon corporations that do business in Texas, including REITs that are organized as corporations. Paragon Group, Inc. is organized as a Maryland corporation and is domiciled in, and doing business in the state of Texas. Paragon GP Holdings is organized as a Delaware corporation and is domiciled and doing business in the state of Texas. Paragon LP Holdings is organized as a Delaware corporation and does not have any contacts with the state of Texas other than its limited partnership interest in the Operating Partnership.
The Operating Partnership is registered in the state of Texas as a foreign limited partnership qualified to do business in Texas.

     The Texas franchise tax is imposed on a corporation doing business in Texas with respect to the corporation's "net taxable capital" and its "net taxable earned surplus" (generally, a corporation's Federal taxable income, with certain adjustments). The franchise tax on net taxable capital (apportioned to Texas on the basis of a single-factor gross receipts apportionment formula) is imposed at the rate of $2.50 per $1,000 of a corporation's net taxable capital. The franchise tax rate on "net taxable earned surplus" (apportioned to Texas on the basis of a single-factor gross receipts apportionment formula) is 4.5 percent. The Texas franchise tax is generally equal to the greater of the tax on "net taxable capital" and the tax on "net taxable earned surplus." The Texas franchise tax is not applied on a consolidated group basis. Any Texas franchise tax that the Company is required to pay will reduce the cash available for distribution by the Company to stockholders. The office of the Texas State Comptroller of Public Accounts (the "Comptroller"), the agency that administers the Texas franchise tax, has issued a regulation providing that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns an interest as a limited partner in a limited partnership that does business in Texas. The same regulation provides, however, that a corporation is considered to be doing business in Texas if it owns an interest as a general partner in a partnership that does business in Texas. This regulation applies for purposes of the net taxable capital component of the Texas franchise tax. The Comptroller has not made a similar public determination with regard to the earned surplus component. The Comptroller also has expressed, although not in a formal regulation, that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns stock in another corporation that does business in Texas.

     Paragon GP Holdings is subject to the Texas franchise tax because it is domiciled and does business in the state of Texas. In accordance with the pronouncements by the Comptroller, Paragon LP Holdings should not be considered to be doing business in the state of Texas and should not be subject to the Texas franchise tax. Although Paragon Group, Inc. is doing business in the state of Texas, Paragon Group, Inc. should not be subject to the Texas franchise tax on dividends it receives from Paragon GP Holdings and Paragon LP Holdings. However, there is no assurance that the Comptroller will not contend that Paragon LP Holdings is doing business in Texas for Texas franchise tax purposes. First, no assurance exists that the Comptroller will not revoke the pronouncements described above and contend that the activities of Paragon LP Holdings constitute the doing of business in Texas. Second, as noted above, it is not clear whether the Comptroller considers these pronouncements equally applicable to the tax on net taxable earned surplus. Third, no assurance exists that the Comptroller will not contend that in light of the overall structure of Paragon Group, Inc., Paragon GP Holdings and Paragon LP Holdings, the pronouncements otherwise are inapplicable. If any of the preceding were to occur, Paragon LP Holdings would be subject to Texas franchise tax on income earned from its limited partnership interest in the Operating Partnership.


     The Operating Partnership itself is not subject to the Texas franchise tax under current law. There is no assurance, however, that the Texas legislature will not expand the scope of the Texas franchise tax to apply to limited partnerships such as the Operating Partnership. In this regard, there have been some indications from time to time that the Texas Comptroller might propose such legislation. In particular, the Comptroller's office recently has conducted a study of the franchise tax revenue impact if certain changes were made to the franchise tax. It is anticipated that the Texas legislature will consider the Comptroller's study when it meets in the Spring of 1997. It is not possible to predict whether legislation would be proposed as a result of such consideration, and, if legislation were proposed, whether such legislation would be enacted or what the impact of any such legislation would be on the Operating Partnership.

     In addition, PRSI is doing business in Texas and is subject to the Texas franchise tax.

                            SELLING STOCKHOLDERS

     Three Selling Stockholders, owing 1,372,647 Offered Shares in the aggregate, received their Offered Shares in connection with the formation of the Company and one Selling Stockholder, owning 94,118 Offered Shares, received its Offered Shares upon its redemption of Units in December 1995. The remaining 3,554,428 Offered Shares may be issued by the Company to Selling Stockholders holding up to 3,554,428 Units, if and to the extent that such Selling Stockholders redeem their Units and the Company issues them Common Stock in exchange therefor. The following table provides the name of each Selling Stockholder, the number of shares of Common Stock owned by each Selling Stockholder before the offering to which this Prospectus relates, and the number of Offered Shares offered by each Selling Stockholder. The extent to which the Offered Shares offered by a Selling Stockholder represent shares of Common Stock that may be issued by the Company upon the redemption of such Selling Stockholder's Units is indicated in the footnotes to the table below. Since the Selling Stockholders may sell all or some of their Offered Shares, no estimate can be made of the number of Offered Shares that will be sold by the Selling Stockholders or that will be owned by each of the Selling Stockholders upon completion of the offering. There is no assurance that the Selling Stockholders will sell any of the Offered Shares. The Offered Shares represent approximately 27.2% of the total shares of Common Stock (assuming redemption of all outstanding Units for shares of Common Stock) outstanding as of June 30, 1996.



                                                                 NUMBER OF
                                                                SHARES OWNED
                                                                AND OFFERED
 NAME OF SELLING STOCKHOLDER                                       HEREBY
 ---------------------------                                    ------------
 PGI Associates, L.P (1).....................................   2,885,485(2)
 FWP, L.P(3).................................................   1,487,622(4)
 William R. Cooper(5)........................................     100,000(6)
 Gateway Mall Associates I, L.P (7)..........................     376,471(8)
 Fulcor Investment Co. ......................................      34,218(8)
 Allen Gilbert...............................................       1,161(8)
 Fuller Financial Co. .......................................      42,118(8)
 Pearson Ranch, Ltd. ........................................      94,118
                                                                ---------
      TOTAL..................................................   5,021,193
                                                                ---------
                                                                ---------
_______________________
(1) PGI Associates, L.P. is a limited partnership, the general partner of which is a company controlled by William R. Cooper and the limited partners of which consist of William R. Cooper, Lewis A. Levey, James T. Cobb and Brian F. Lavin, entities wholly owned by them and six other officers or former officers of the Company or its affiliates. Messrs. Cooper, Levey, Cobb and Lavin are executive officers and/or directors of the Company or its affiliates.

(2) Includes 2,207,838 shares of Common Stock that may be issued by the Company upon the redemption of Units.

(3) FWP, L.P. is a limited partnership, the general partner of which is a company controlled by Thomas R. Delatour, Jr., a director of the Company.

(4) Includes 892,622 shares of Common Stock that may be issued by the Company upon the redemption of Units.

(5) William R. Cooper is the Chairman of the Board and Chief Executive Officer of the Company.

(6) Mr. Cooper also owns an additional 40,000 shares of Common Stock not offered hereby.

(7) Gateway Mall Associates I, L.P. is a limited partnership, the general partner of which is a partnership whose general partners include Messrs. Cooper and Levey.

(8) Represents shares of Common Stock that may be issued by the Company upon the redemption of Units.

                            PLAN OF DISTRIBUTION

     Any of the Selling Stockholders may from time to time, in one or more transactions, sell all or a portion of the Offered Shares on the NYSE, in the over-the-counter market, on any other national securities exchange on which the Common Stock is listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the Offered Shares from time to time will be determined by the Selling Stockholders and, at the time of such determination, may be higher or lower than the market price of the Common Stock on the NYSE. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a Selling Stockholder or from purchasers of Offered Shares for whom they may act as agents, and underwriters may sell Offered Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Offered Shares may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The Offered Shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the Offered Shares may be sold include: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Offered Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the NYSE; (e) privately-negotiated transactions; and (f) underwritten transactions. The Selling Stockholders and any underwriters, dealers or agents participating in the distribution of the Offered Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Offered Shares by the Selling Stockholders and any commissions received by an such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

     When a Selling Stockholder elects to make a particular offer of Offered Shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such Selling Stockholder and any other required information.

     In order to comply with the securities laws of certain states, if applicable, the Offered Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Offered Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     The Company has agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the Offered Shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Stockholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Stockholders and stock transfer and other taxes attributable to the sale of the Offered Shares. The Company also has agreed to indemnify each of the Selling Stockholders and their respective officers, directors and trustees and each person who controls (within the meaning of the Securities Act) such Selling Stockholder against certain losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. Each of the Selling Stockholders has agreed to indemnify the Company, its officers and directors and each person who controls (within the meaning of the Securities Act) the Company, and each of the other Selling Stockholders, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to the Company by such Selling Stockholder; PROVIDED, HOWEVER, that the indemnification obligation is several, not joint, as to each Selling Stockholder.

                                   EXPERTS

     The Consolidated and Combined Financial Statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               LEGAL MATTERS

     The legality of the Offered Shares offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain federal tax matters will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain Texas tax matters will be passed upon for the Company by Stutzman & Bromberg (A Professional Corporation), Dallas, Texas.

                           AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange under the symbol "PAO" and such reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission maintains a "web site" that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is "http://www.sec.gov".


     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act, with respect to the Offered Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K for the year ended December 31, 1995, as amended by an Amendment No. 1 to Annual Report on Form 10-K/A filed with the Commission on July 24, 1996, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and (iii) Current Report on Form 8-K dated June 3, 1996, have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Offered Shares shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in the Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any applicable Prospectus Supplement relating to a specific offering of Offered Shares or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such information). Written requests for such copies should be directed to Paragon Group, Inc., 7557 Rambler Road, Suite 1200, Dallas, Texas 75231, Attention: Jerry J. Bonner, Secretary (telephone number: (214) 891-2000).

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE OFFERED SHARES, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           ________________

                           TABLE OF CONTENTS
                                                                          PAGE
                                                                          ----

The Company...............................................................  2
Use of Proceeds...........................................................  3
Risk Factors..............................................................  4
Federal Income Tax Considerations.........................................  9
Selling Stockholders...................................................... 18
Plan of Distribution...................................................... 19
Experts................................................................... 20
Legal Matters............................................................. 20
Available Information..................................................... 20
Incorporation of Certain Documents
 by Reference............................................................. 21




                              5,021,193 SHARES



                             PARAGON GROUP, INC.



                                COMMON STOCK



                           __________________



                               PROSPECTUS



                           ___________________



                           __________ ___, 1996



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the securities being registered:

  Registration Fee . . . . . . . . . . . . . . . .  $ 29,687
  Printing and Duplicating Expenses. . . . . . . .    10,000
  Legal Fees and Expenses. . . . . . . . . . . . .    50,000
  Accounting Fees and Expenses . . . . . . . . . .    10,000
  Blue Sky Fees and Expenses . . . . . . . . . . .    10,000
  Miscellaneous. . . . . . . . . . . . . . . . . .    15,313
                                                    --------
     Total . . . . . . . . . . . . . . . . . . . .  $125,000
                                                    --------
                                                    --------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's officers and directors are and will be indemnified under Maryland and Delaware law, the charter and by-laws of the Company, the charter and bylaws of Paragon GP Holdings and Paragon LP Holdings and the Amended and Restated Agreement of Limited Partnership, as amended, of the Operating Partnership (the "Partnership Agreement") against certain liabilities. The charters of the Company, Paragon GP Holdings and Paragon LP Holdings require them to indemnify their directors and officers to the fullest extent permitted from time to time under the law under which they are organized.

     The by-laws of the Company require it to indemnify (a) any present or former director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expenses incurred by him in connection with the proceeding and (b) any present or former director or officer against any claim or liability unless it is established that (i) his act or omission was committed in bad faith or was the result of active or deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. In addition, the Company's by-laws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to a proceeding by reason of his service as a director or officer provided that the Company shall have received (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the by-laws and
(ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's by-laws also (i) permit the Company to provide indemnification and advance expenses to a present or former director or officer who served a predecessor of the Company in such capacity, and to any employee or agent of the Company or a predecessor of the Company, (ii) provide that any indemnification or payment or reimbursement of the expenses permitted by the by-laws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the Maryland General Corporation Law (the "MGCL") for directors of Maryland corporations and (iii) permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by Section 2-418 of the MGCL for directors of Maryland corporations. The bylaws of Paragon GP Holdings and Paragon LP Holdings contain indemnification provisions similar in scope to those set forth in the Company's by-laws and to the maximum extent permissible under Delaware law.

     Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of the Company shall be liable to the Company or to any shareholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in a proceeding that the director's or officer's action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The charter of the Company has incorporated the provisions of such law limiting the liability of directors and officers.

     The Partnership Agreement also provides for indemnification of the Company and Paragon GP Holdings and their officers and directors to the same extent indemnification is provided to officers and directors of the Company and Paragon GP Holdings in their organizational documents, and limits the liability of the Company and Paragon GP Holdings and their officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company and Paragon GP Holdings to the Company, Paragon GP Holdings and their stockholders is limited under their organizational documents.

ITEM 16.  EXHIBITS

     4.1  *    -    Articles of Incorporation of the Company
     4.2  **   -    By-laws of the Company
     5    ***  -    Opinion of Hogan & Hartson L.L.P.
     8.1  ***  -    Opinion of Hogan & Hartson L.L.P. regarding certain tax
                    matters
     8.2  ***  -    Opinion of Stutzman & Bromberg (A Professional Corporation),
                    regarding certain tax matters
     23.1      -    Consent of Ernst & Young LLP
     23.2 ***  -    Consent of Hogan & Hartson L.L.P. (included in Exhibit 5)
     23.3 ***  -    Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1)
     23.4 ***  -    Consent of Stutzman & Bromberg (A Professional Corporation)
                    (included in Exhibit 8.2)

     24   +    -    Power of Attorney
     _________________
     * Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
     ** Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1995.
     ***  To be filed by amendment.
     +    Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

     PROVIDED, HOWEVER, that subparagraphs (i) and (ii) above do not apply in the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Offered Shares offered herein, and the offering of such Offered Shares at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the Offered Shares being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Offered Shares offered herein, and the offering of such Offered Shares at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on July 24, 1996.


                                        PARAGON GROUP, INC.,
                                        a Maryland corporation

                                        By: /s/ WILLIAM R. COOPER
                                           --------------------------------
                                           William R. Cooper
                                           Chairman of the Board of
                                           Directors, Chief Executive
                                           Officer and Director


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on July 24, 1996:

               Name                                        Title
               ----                                        -----

 /s/ WILLIAM R. COOPER                      Chairman of the Board, Chief
- ---------------------------                 Executive Officer and Director
 William R. Cooper                          (principal executive officer)


            *                              Vice Chairman of the Board and
- ---------------------------                Director
 Lewis A. Levey


            *                              President, Chief Operating Officer
- ---------------------------                and Director
 Robert H. Gidel


 /s/ THOMAS D. FERGUSON                     Senior Vice President and Chief
- ---------------------------                 Financial Officer (principal
 Thomas D. Ferguson                         financial officer)


 /s/ J.C. LOWENBERG III                     Vice President (principal
- ---------------------------                 accounting officer)
 J.C. Lowenberg III


            *                              Director
- ---------------------------
 Don M. Shine

            *                              Director
- ---------------------------
 Thomas R. Delatour, Jr.



            *                              Director
- ---------------------------
 Richard J. Haayen


            *                              Director
- ---------------------------
 Douglas D. Hawthorne


            *                              Director
- ---------------------------
 William S. Janes


            *                              Director
- ---------------------------
 John H. Massey


            *                              Director
- ---------------------------
 Joseph R. Musolino


* BY:  /s/ THOMAS D. FERGUSON
     ------------------------
      Thomas D. Ferguson
      As Attorney-In-Fact

                                INDEX TO EXHIBITS

Exhibit                                                     Sequentially
Number                  Description of Exhibit             Numbered Page
- -------                 ----------------------             -------------
4.1  *     -    Articles of Incorporation of the Company

4.2  **    -    By-laws of the Company

5    ***   -    Opinion of Hogan & Hartson L.L.P.

8.1  ***   -    Opinion of Hogan & Hartson L.L.P., regarding certain tax
                matters

8.2  ***   -    Opinion of Stutzman & Bromberg (A Professional Corporation),
                regarding certain tax matters

23.1       -    Consent of Ernst & Young LLP

23.2 ***   -    Consent of Hogan & Hartson L.L.P. (included in Exhibit 5)

23.3 ***   -    Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1)

23.4 ***   -    Consent of Stutzman & Bromberg (A Professional Corporation)
                (included in Exhibit 8.2)

24   +     -    Power of Attorney (contained on page II-4 of this
                Registration Statement)

     * Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
     **  Incorporated by reference to Exhibit 3.1 to the Company's Quarterly
          Report on Form 10-Q for the three months ended March 31, 1995.
     ***  To be filed by amendment.
     +    Previously filed.